Mission NewEnergy Limited

Unit B9, 431 Roberts Rd, Subiaco, 6008, Western Australia

Tel: +61(0)8 – 6313 3975

Fax: +61(0)8 – 6270 6339

E-mail: invest@missionnewenergy.com

Website: www.missionnewenergy.com

One Mission | One Energy | NewEnergy

Wednesday, 7 May 2014

Australian Securities Exchange Limited

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam

Re: Change of Share Register Notification

Company: Mission NewEnergy Limited (MBT)

MBT will transfer responsibility for the maintenance of the Share Register to Link Market Services Limited (Link), effective start of business Monday, 26 May 2014.

The new share registry contact details are provided below:

Link Market Services Limited

Street Address:

Ground Floor

178 St Georges Terrace

Perth WA 6000

Postal Address:

Locked Bag A14

SYDNEY SOUTH NSW 1235

Australian Telephone: 1300 554 474

International Telephone: +61 1300 554 474

Facsimile: +61 2 9287 0303

www.linkmarketservices.com.au

Lodgement of documentation by member organisations, securityholders, and other interested parties must be made at the new address from Monday, 26 May 2014.

Yours sincerely,

Guy Burnett

Company Secretary